January 6, 2014
Via EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Nova Measuring Instruments Ltd. (the "Company") Form 20-F for the Fiscal Year Ended December 31, 2012 Filed March 11, 2013 File No. 0-30668

Dear Mr. Vaughn:

Following you will find the Company’s responses to your letter dated December 30, 2013, including references to the comments detailed in the letter:

Form 20-F for the Year Ended December 31, 2012

Note 9 – Income Taxes, page F-20

1. Please revise future filings to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. Refer to Rule 4-08(h) of Regulation S-X.

Response:  The Company noted the Staff's comment and in future filings will revise the disclosure accordingly.

Note 10 – Geographic Areas and Major Customers, page F-23

2. We note your disclosure here regarding revenues by geographic area, including significant revenues attributed to Asia Pacific excluding Japan. If revenues from external customers attributable to any individual foreign country are material, please revise future filings to disclose those revenues separately. Please also revise future filings to disclose your basis for attributing revenues from external customers to individual countries. Refer to FASB ASC 280-10-50-41(a).

Response:  The Company noted the Staff's comment and in future filings will revise the disclosure accordingly.

Upon your request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the above fully responds to your questions and comments.  If you have additional questions or comments, please do not hesitate to contact Mrs. Orly Dean, Company Secretary, at +972-73-2295600 or by email at orly-d@novameasuring.com.

Sincerely,

/s/ Dror David

Dror David
Chief Financial Officer

Nova Measuring Instruments Ltd.

Weizmann Science Park, Bldg. 22, P.O. Box 266, Rehovot 7610201, Israel
T: +972-73-229-5600   F: +972-8-940-7776   E:info@novameasuring.com    www.novameasuring.com